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                                      6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934




                              For October 16, 2001




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)



            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             DRAXIS HEALTH INC.





                                             By: /s/ Douglas M. Parker
                                                 ------------------------------
                                                 Douglas M. Parker
                                                 General Counsel &
                                                 Secretary





Dated: October 16, 2001




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                            [DRAXIS HEALTH INC. LOGO]


FOR IMMEDIATE RELEASE
---------------------
OCTOBER 16, 2001

                      DRAXIS ACCEPTED BY FDA TO MANUFACTURE
                   LYOPHILIZED AND LIQUID INJECTABLE PRODUCTS
               Fourth Approval by U.S. Regulator in Fifteen Months


         MISSISSAUGA, ONTARIO, OCTOBER 16, 2001 - DRAXIS Health Inc. (TSE: DAX;
NASDAQ: DRAX) announced today that DRAXIS Pharma Inc., its contract pharmaceutical manufacturing subsidiary, has received a letter of acceptance from the U.S. Food and Drug Administration (FDA) to manufacture sterile lyophilized (freeze-dried) and sterile liquid injectable products. This approval further positions DRAXIS for expansion of its customer base in major international markets, particularly the United States.

         DRAXIS Pharma will begin manufacturing DRAXIS's currently outsourced line of lyophilized technecium-99m diagnostic imaging products following regulatory approval of product-specific manufacturing site transfer requests. The newly approved facilities will allow for increased production to meet pent-up demand for these products and will result in increased margins. Excess capacity beyond DRAXIS's own requirements will be available for third party contract manufacturing customers.

         The approval of DRAXIS Pharma's facility is DRAXIS's fourth FDA manufacturing site approval in the past fifteen months. In August 2000 DRAXIMAGE Inc., the Company's radiopharmaceutical subsidiary, received FDA approval for its iodine-125 therapeutic implant, BRACHYSEED(TM) I-125, which is used to treat prostate cancer. The second brachytherapy implant, BRACHYSEED(TM) PD-103, was approved in June 2001 and in August 2001 the FDA approved DRAXIMAGE to manufacture sodium iodide I-131 radiotherapy capsules.

         "Achieving the highest standards of cGMP regulatory compliance for our manufacturing facilities is a significant milestone in the execution of the Company's business strategies for growth in the international marketplace", said Dr. Martin Barkin, President and CEO of DRAXIS.

         "In particular, FDA approval of our lyophilization capability significantly enhances our ability to further grow our contract manufacturing business," continued Dr. Barkin. "The market for producing lyophilized products is poised for expansion, particularly given the large number of new biotechnology products under development. The DRAXIS installation is one of the newest, most technologically advanced sites in North America for manufacturing lyophilized injectables."


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About Lyophilization

         Lyophilization is a complex process of freeze-drying, used to manufacture injectable pharmaceutical products that are unstable if kept for long in the form of a water-based solution. During the lyophilization process the drug is frozen under vacuum and all water is removed, leaving behind a highly stable dry powder. The resulting sterile product has a relatively long shelf life and is easily reconstituted into a liquid form prior to use. Products delivered in a lyophilized dosage form include injectable pharmaceuticals, vaccines, biotechnology proteins or peptides and diagnostic products.

         DRAXIS' new sterile lyophilization line, the largest component of an extensive three-year capital improvement program, is an integrated state-of-the-art system designed to operate with a minimum of operator intervention. The fully automated line includes a washer, a depyrogenation tunnel, in-line filling, robot loaders / unloaders, and a sophisticated computer-controlled freeze-dryer with 11 square meters of productive shelf space. The lyophilization line and the specialized facility in which it is housed have been designed to readily accommodate a second lyophilizer, which will allow DRAXIS to double production capacity at a cost significantly lower than that of the initial installation.

About DRAXIS Pharma Inc.

         DRAXIS Pharma Inc. is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in sterile and sterile lyophilized products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIS, as well as 15 other pharmaceutical clients for many international jurisdictions.

About DRAXIS Health Inc.

         DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE), contract manufacturing (DRAXIS Pharma), and pharmaceutical sales and marketing (DRAXIS Pharmaceutica).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and


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Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

                                     - 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                                  FOR UNITED STATES:
Jerry Ormiston                               Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                           The Investor Relations Group
Phone: 877-441-1984                          Phone: 212-825-3210
Fax:   905-677-5494                          Fax:   212-825-3229